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# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| ANNUAL AUDITED REPORT FORM X-17A-5 PART III | FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder | SEC FILE NUMBER ~~8-66136~~ 8-68107 |
|---|---|---|

| REPORT FOR THE PERIOD BEGINNING | 01/01/12 | AND ENDING | 12/31/12 |
|---|---|---|---|
| | MM/DD/YY | | MM/DD/YY |

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER- DEALER:**

Xzerta Trading, LLC

| Official Use Only |
|---|
| |
| **FIRM ID NO** |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS:**
**(Do not use P.O. Box No.)**

546 Fifth Avenue, 9th Floor
**(No. and Street)**

| New York, | NY | 10036 |
|---|---|---|
| **(City)** | **(State)** | **(Zip Code)** |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

Arthur Motch (646) 998-6454

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report***
**(Name – if individual, state last, first, middle name)**

KPMG LLP

| 345 Park Avenue | New York | New York | 10154 |
|---|---|---|---|
| **(ADDRESS) Number and Street** | **City** | **State** | **Zip Code** |

**CHECK ONE:**

- [X] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.**

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
405

# XZERTA TRADING, LLC

**(A subsidiary of Auriga Special Holdings, LLC)**



**Statement of Financial Condition**
**December 31, 2012**
**(With Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control)**

## Table of Contents

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

Members of
Xzerta Trading, LLC:

We have audited the accompanying statement of financial condition of Xzerta Trading, LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition (the financial statement).

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Xzerta Trading, LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

New York, NY
February 28, 2013

**XZERTA TRADING, LLC**
**(A Subsidiary of Auriga Special Holdings, LLC)**
**Statement of Financial Condition**
**December 31, 2012**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 211,983 |
| Other assets | | 526 |
| **Total assets** | | **212,509** |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Due to affiliates | | 35,785 |
| Accrued expenses | | 7,500 |
| | | 43,285 |
| Members' equity | | 169,224 |
| **Total liabilities and members' equity** | **$** | **212,509** |

**XZERTA TRADING, LLC**
**(A subsidiary of Auriga Special Holdings, LLC)**
**Notes to Statement of Financial Condition**
**December 31, 2012**

## 1. Organization

Xzerta Trading, LLC (the "Company") is a New York based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company was formed on October 16, 2008 as a single member New York limited liability company. In February 2010, the Company entered into a Contribution Agreement and an Operating Agreement (the "Agreements"), with Xzerta Holdings LLC ("Xzerta Holdings") and Auriga Special Holdings ("ASH"). Pursuant to the Agreements, the sole member contributed all outstanding LLC interest in the Company split 62.5% to ASH and 37.5% to Xzerta Holdings.

The Company has not engaged in any broker dealer activity for the year ending December 31, 2012.

## 2. Summary of Significant Accounting Policies

### Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from such estimates.

### Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

### Income Taxes

The Company is a limited liability company, classified as a partnership for U.S. tax purposes, and therefore is generally not subject to federal and state income taxes. Each member takes into account separately, on their tax return, their share of the taxable income, gains, losses, deductions, or credits. There is no tax sharing agreement between the Company and its Parent.



(continued)

**Income Taxes (Continued)**

The Company is subject to the New York City Unincorporated Business Tax ("UBT"). At December 31, 2012, the Company had a UBT net loss carryover of approximately $300,776. The net loss carryover is the primary driver of a net deferred tax asset of approximately $12,031. At the present time, the Company believes it is not more likely than not that the deferred tax asset will be realized. Accordingly, the Company has provided a valuation allowance on the deferred tax asset, so that no net deferred tax asset is reflected in the statement of financial condition. The UBT net loss carryover will expire in the year 2028.

## 3. Fair Value Measurements

Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2012, the Company has no financial assets or liabilities measured and reported at fair value.


(continued)

## XZERTA TRADING, LLC
## (A subsidiary of Auriga Special Holdings, LLC)
## Notes to Statement of Financial Condition
## December 31, 2012

### 4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2012, the Company had net capital of $168,698, which was $68,698 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

### 5. Related Party Transactions

Related party transactions consist of the following:

| | | Xzerta, LLC | Auriga USA, LLC | Auriga Services, LLC | Auriga Holdings, LLC | Total |
|---|---|---|---|---|---|---|
| **Liabilities** | | | | | | |
| Due to affiliates | $ | 26,685 | 5,000 | 2,700 | 1,400 | 35,785 |
| Total | $ | 26,685 | 5,000 | 2,700 | 1,400 | 35,785 |

#### Transactions with Xzerta, LLC

The Company entered into a Services and Expense Agreement (the "Services Agreement") with Xzerta LLC, a Delaware Limited Liability Company ("Xzerta") on November 18, 2009. Xzerta provides services including, but not limited to, administrative staff, back office, regulatory management and accounting support. $26,685 remained due to Xzerta, LLC at year end for these services.

#### Transactions with Auriga Holdings, LLC

The Company leased office space from Auriga Holdings, LLC, a New York Limited Liability Company ("Holdings") per the space sharing agreement entered into on January 17, 2012 with an effective date of June 6, 2011. The agreement is a month to month agreement and may be terminated by either party for any reason on five days written notice. $1,400 remained due to Holdings at year end.



(continued)

**Transactions with Auriga USA, LLC**

The Company retains regulatory and compliance services from Auriga USA, LLC, (Auriga USA) as set by SSG Advisors, LLC, the service provider. $5,000 remained due to Auriga USA at year end.

**Transactions with Auriga Services, LLC**

Auriga Services, LLC, a New York Limited Liability Company ("Services") paid for tax services provided by the firm's tax consultants. As of December 31, 2012, the Company owed a total of $2,700 for services rendered.

## 6. Commitments and Contingencies

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its financial position.

## 7. Subsequent Events

The Company has evaluated events and transaction that occurred during the period from the statement of condition date through February 28, 2013, the date the Company's statement of condition is available to be issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's statement of condition.

SUPPLEMENTARY REPORT

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

# Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Members of
Xzerta Trading, LLC:

In planning and performing our audit of the financial statements of Xzerta Trading, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013